Exhibit 99.1

PERION REPORTS EPS OF $0.11 FOR THE SECOND QUARTER OF 2019

•	Revenues of $63.6 million, increased 1% year-over-year, representing the first quarter of growth in the last three years;
•	GAAP Net Income of $2.9 million, increased 194% year-over-year;
•	GAAP Earnings Per Share of $0.11, increased 267% year-over-year;
•	Net cash provided from operations were $8.4 million, up 194% year-over-year;
•	Net cash Increased from $2.7 million to $21.3 million in the last 6 months;
•	Management Increases 2019 Adjusted EBIDTA Guidance to $25-27 million.

Tel Aviv & New York – August 7, 2019 – Perion Network Ltd. (NASDAQ: PERI), a global technology company that delivers Synchronized Digital Branding solutions across the three main pillars of digital advertising - Ad Search, Social media and Display / Video, announced today its financial results for the second quarter and six months ended June 30, 2019.

Financial Highlights*

(In millions, except per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2019	2018	2019	2018
Advertising revenues	$21.3	$33.2	$39.9	$62.5
Search and other revenues	$42.3	$29.6	$77.5	$61.2
Total Revenues	$63.6	$62.8	$117.4	$123.7
GAAP Net Income	$2.9	$1.0	$4.1	$1.0
Non-GAAP Net Income	$4.5	$4.7	$7.8	$7.7
Adjusted EBITDA	$7.4	$7.1	$12.6	$11.4
Net cash provided by operating activities	$8.4	$2.9	$22.4	$17.5
GAAP Diluted Earnings Per Share	$0.11	$0.03	$0.16	$0.04
Non-GAAP Diluted Earnings Per Share	$0.17	$0.17	$0.30	$0.28

* Reconciliation of GAAP to Non-GAAP measures follows.

Doron Gerstel, Perion’s CEO commented, “Perion continued to bolster its position as an innovative digital advertising company with an increasingly strong balance sheet. Operationally, Perion’s media-spanning suite enables us to benefit from evolving trends in the digital advertising sector. Brands and agencies are operating in a fluid environment, shifting dollars between search, social and display, based on a combination of their own evolving objectives and strategies as well as external factors, including regulatory pressures and other policies. Perion is well-positioned to capitalize on these changes, which is reflected by our quarterly consolidated revenue growth and our decision to increase our guidance for the second time in 2019.”

Mr. Gerstel added, “During the first six months of 2019, we generated $22.4 million in cash from operations, a 28% year-over-year increase from the first half of 2018. As a result, Perion’s net cash was $21.3 million as of June 30, the highest level in three and a half years. This was the fourth consecutive quarter of sequential growth for our Search business, and our third consecutive quarter of year-over-year growth, demonstrating our capability to bend the revenue curve driven by our deep technology investments.”

Mr. Gerstel concluded, “Simultaneously, our ongoing investments in Undertone continue to resonate, as agencies and brands are increasingly recognizing the value of our Synchronized Digital Branding solution. We remain focused on expanding margins and delivering predictable revenues in our Advertising business, this initiative has resulted in an 8% increase in the margins of this business. I continue to be encouraged by our ability to flex where advertising dollars go – including CTV. Our recently announced partnership with Alphonso opens synchronization opportunities in the CTV segment. In just a month, we have already generated 28 Requests for Proposals, incorporating digital TV reach into our Synchronized Digital Branding adverting solution, growing our pipeline by $5 million.”

Financial Comparison for the Second Quarter of 2019:

Revenues: Revenues increased by 1%, from $62.8 million in the second quarter of 2018 to $63.6 million in the second quarter of 2019. This increase was primarily a result of a 43% increase in Search and other revenues as a result of additional new publishers, higher RPMs and an increased number of searches. Advertising revenues decreased by 36% as a result of the transition from selling formats to an integrated solution. However, despite a decline in revenues, Perion’s gross margin in the Advertising business increased year over year as the Company continued to prioritize margins over short-term sales.

Customer Acquisition Costs and Media Buy (“CAC”): CAC in the second quarter of 2019 were $33.2 million, or 52% of revenues, as compared to $31.1 million, or 50% of revenues in the second quarter of 2018.

Net Income: On a GAAP basis, net income in the second quarter of 2019 was $2.9 million, as compared to a net income of $1.0 million in the second quarter of 2018.

Non-GAAP Net Income: In the second quarter of 2019, non-GAAP net income was $4.5 million, or 7% of revenues, compared to the $4.7 million, or 7% of revenues, in the second quarter of 2018. A reconciliation of GAAP to non-GAAP net income is included in this press release.

Adjusted EBITDA: In the second quarter of 2019, Adjusted EBITDA was $7.4 million, or 12% of revenues, compared to $7.1 million, or 11% of revenues, in the second quarter of 2018. A reconciliation of GAAP to Adjusted EBITDA is included in this press release.

Cash and Cash Flow from Operations: As of June 30, 2019, cash and cash equivalents and Short-term bank deposit were $42.1 million. Cash provided by operations in the second quarter of 2019 was $8.4 million, compared to $2.9 million in the second quarter of 2018.

Short-term Debt, Long-term Debt and Convertible Debt: As of June 30, 2019, total debt was $20.8 million, compared to $40.5 million at December 31, 2018.

2019 Guidance

Management increased its guidance for 2019, and now expects Adjusted EBITDA in the range of $25-27 million, up from prior guidance of $24-26 million.

Conference Call:

Perion will host a conference call to discuss the results today, August 7, 2019, at 10 a.m. ET. Details are as follows:

•	Conference ID: 6714779
•	Dial-in number from within the United States: 1-800-239-9838
•	Dial-in number from Israel: 1-809-212-883
•	Dial-in number (other international): 1-323-794-2551
•	Playback available until August 14, 2019 by calling 1-844-512-2921 (United States) or 1-412-317-6671 (international). Please use PIN code 6714779 for the replay.
•	Link to the live webcast accessible at https://www.perion.com/ir-info/

About Perion Network Ltd.

Perion is a global technology company that delivers advertising solutions to brands and publishers. Perion is committed to providing data-driven execution, from high-impact ad formats to branded search and a unified social and mobile programmatic platform. More information about Perion may be found at www.perion.com, and follow Perion on Twitter @perionnetwork.

Non-GAAP measures

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude acquisition related expenses, share-based compensation expenses, restructuring costs, loss from discontinued operations, accretion of acquisition related contingent consideration, impairment of goodwill, amortization and impairment of acquired intangible assets and the related taxes thereon, non-recurring expenses, foreign exchange gains (losses) associated with ASC-842, as well as certain accounting entries under the business combination accounting rules that require us to recognize a legal performance obligation related to revenue arrangements of an acquired entity based on its fair value at the date of acquisition. Additionally, in September 2014, the Company issued convertible bonds denominated in New Israeli Shekels and at the same time entered into a derivative arrangement (SWAP) that economically exchanges the convertible bonds as if they were denominated in US dollars when the bonds were issued. The Company excludes from its GAAP financial measures the fair value revaluations of both, the convertible bonds and the related derivative instrument, and by doing so, the non-GAAP measures reflect the Company’s results as if the convertible bonds were originally issued and denominated in US dollars, which is the Company’s functional currency. Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA") is defined as operating income excluding stock-based compensation expenses, depreciation, restructuring costs, acquisition related items consisting of amortization of intangible assets and goodwill and intangible asset impairments, acquisition related expenses, gains and losses recognized on changes in the fair value of contingent consideration arrangements and certain accounting entries under the business combination accounting rules that require us to recognize a legal performance obligation related to revenue arrangements of an acquired entity based on its fair value at the date of acquisition.

The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. A reconciliation between results on a GAAP and non-GAAP basis is provided in the last table of this press release.

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by Perion with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2018 filed with the SEC on March 19, 2019. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.
Investor relations
Hila Barenboim
+972 (73) 398-1000
investors@perion.com
Source: Perion Network Ltd.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

In thousands (except share and per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2019	2018	2019	2018
	Unaudited	Unaudited	Unaudited	Unaudited
Revenues:
Advertising	$21,300	$33,206	$39,884	$62,501
Search and other	42,267	29,591	77,532	61,201
Total Revenues	63,567	62,797	117,416	123,702

Costs and Expenses:
Cost of revenues	6,068	5,811	11,834	11,867
Customer acquisition costs and media buy	33,175	31,105	60,608	62,990
Research and development	5,610	4,678	10,472	10,222
Selling and marketing	8,667	10,081	16,992	19,782
General and administrative	3,419	4,881	6,477	9,167
Depreciation and amortization	2,286	2,491	4,676	4,562
Restructuring costs	-	937	-	2,075
Total Costs and Expenses	59,225	59,984	111,059	120,665

Income from Operations	4,342	2,813	6,357	3,037
Financial expense, net	989	1,199	2,314	1,806

Income before Taxes on income	3,353	1,614	4,043	1,231
Taxes on income (benefit)	453	628	(89)	188

Net Income	$2,900	$986	$4,132	$1,043

Net Earnings per Share
Basic	$0.11	$0.04	$0.16	$0.04
Diluted	$0.11	$0.03	$0.16	$0.04

Weighted average number of shares
Basic	25,894,632	25,850,021	25,889,230	25,850,021
Diluted	25,896,520	26,420,617	25,891,306	25,852,109

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

In thousands

	June 30,	December 31,
	2019	2018
	Unaudited	Audited
ASSETS

Current Assets:
Cash and cash equivalents	$36,144	$39,109
Short-term bank deposit	6,000	4,000
Accounts receivable, net	38,957	55,557
Prepaid expenses and other current assets	4,897	5,227
Total Current Assets	85,998	103,893

Property and equipment, net	13,417	15,649
Operating lease right-of-use assets	24,342	-
Goodwill and intangible assets, net	130,620	131,547
Deferred taxes	5,274	4,414
Other assets	771	943

Total Assets	$260,422	$256,446

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
Accounts payable	$36,748	$38,208
Accrued expenses and other liabilities	13,693	17,240
Short-term operating lease liability	3,007	-
Short-term loans and current maturities of long-term and Convertible debt	8,333	16,059
Deferred revenues	3,531	3,794
Short-term payment obligation related to acquisitions	347	1,813
Total Current Liabilities	65,659	77,114
Long-Term Liabilities:
Long-term debt, net of current maturities	12,500	16,667
Convertible debt, net of current maturities	-	7,726
Long-term operating lease liability	22,387	-
Other long-term liabilities	5,854	6,158
Total Liabilities	106,400	107,665

Shareholders' equity:
Ordinary shares	211	211
Additional paid-in capital	240,745	239,693
Treasury shares at cost	(1,002)	(1,002)
Accumulated other comprehensive gain	199	142
Accumulated deficit	(86,131)	(90,263)
Total Shareholders' Equity	154,022	148,781

Total Liabilities and Shareholders' Equity	$260,422	$256,446

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
	Unaudited	Unaudited	Unaudited	Unaudited
Operating activities:
Net Income	$2,900	$986	$4,132	$1,043

Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,286	2,491	4,676	4,562
Stock based compensation expense	460	865	923	1,484
Foreign currency translation	(25)	(55)	(6)	12
Accrued interest, net	(4)	95	(203)	223
Deferred taxes, net	(314)	345	(860)	(9)
Accrued severance pay, net	98	(119)	(218)	(745)
Fair value revaluation - convertible debt	(99)	(6)	600	(992)
Restructuring costs related to impairment of property and equipment	-	462	-	462
Net changes in operating assets and liabilities	3,100	(2,206)	13,346	11,414
Net cash provided by operating activities	$8,402	$2,858	$22,390	$17,454

Investing activities:
Purchases of property and equipment	$(114)	$42	$(341)	$(48)
Capitalization of development costs	-	(431)	-	(1,119)
Short-term deposits, net	700	4	(2,000)	5,913
Cash paid in connection with acquisitions, net of cash acquired	(1,200)	-	(1,200)	-
Net cash provided (used) by investing activities	$(614)	$(385)	$(3,541)	$4,746

Financing activities:
Exercise of stock options and restricted share units	-	-	129	-
Payment made in connection with acquisition	-	-	(1,813)	-
Repayment of convertible debt	(7,949)	(8,167)	(15,850)	(8,167)
Repayment of long-term loans	(2,083)	(1,352)	(4,166)	(10,982)
Net cash used in financing activities	$(10,032)	$(9,519)	$(21,700)	$(19,149)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	8	(29)	(102)	45
Net increase (decrease) in cash and cash equivalents and restricted cash	(2,236)	(7,075)	(2,953)	3,096
Cash and cash equivalents and restricted cash at beginning of period	40,086	42,926	40,803	32,755
Cash and cash equivalents and restricted cash at end of period	$37,850	$35,851	$37,850	$35,851

PERION NETWORK LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

In thousands (except share and per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2019	2018	2019	2018
	Unaudited	Unaudited	Unaudited	Unaudited
GAAP Net Income	$2,900	$986	$4,132	$1,043
Share based compensation	460	865	923	1,483
Amortization of acquired intangible assets	1,048	1,197	2,094	2,401
Non-recurring fees (Expenses related to M&A activity)	347	(9)	604	226
Restructuring costs	-	937	-	2,075
Fair value revaluation of convertible debt and related derivative	(178)	667	89	794
Foreign exchange losses associated with ASC-842	157	-	449	-
Taxes on the above items	(227)	23	(530)	(338)
Non-GAAP Net Income	$4,507	$4,666	$7,761	$7,684

Non-GAAP Net Income	$4,507	$4,666	$7,761	$7,684
Taxes on income	680	605	441	526
Financial expense, net	1,010	532	1,776	1,012
Depreciation	1,238	1,294	2,582	2,161
Adjusted EBITDA	$7,435	$7,097	$12,560	$11,383

Non-GAAP diluted earnings per share	$0.17	$0.17	$0.30	$0.28

Shares used in computing non-GAAP diluted earnings per share	25,923,018	26,420,617	25,915,987	26,136,761